Exhibit 99.1

Ferrari N.V.: periodic report on the buyback program

Maranello (Italy), 17 June 2019 - Ferrari N.V. (NYSE/MTA: RACE) (“Ferrari” or the “Company”) announces that under the common share buyback program announced on 28 December 2018 (the “Initial Program”), the Company has purchased additional common shares - reported in aggregate form, on daily basis - on the Italian Stock Exchange (MTA) and on the New York Stock Exchange (NYSE) as follows:

	MTA			NYSE				Total
Trading Date (d/m/y)	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)	Number of common shares purchased	Average price per share excluding fees ($)	Consideration excluding fees ($)	Consideration excluding fees (€)*	Number of common shares purchased	Average price per share excluding fees (€)*	Consideration excluding fees (€)*
10/06/2019	7,867	133.3306	1,048,911.83	16,600	153.3369	2,545,392.54	2,252,360.45	24,467	134.9275	3,301,272.28
11/06/2019	5,000	137.0732	685,366.00	9,900	155.0008	1,534,507.92	1,355,572.37	14,900	136.9757	2,040,938.37
12/06/2019	8,500	136.8425	1,163,161.25	6,400	155.0886	992,567.04	876,593.69	14,900	136.8963	2,039,754.94
13/06/2019	9,000	136.7845	1,231,060.50	6,100	154.0277	939,568.97	832,287.16	15,100	136.6455	2,063,347.66
14/06/2019	8,000	136.1522	1,089,217.60	7,500	153.1154	1,148,365.50	1,019,410.12	15,500	136.0405	2,108,627.72
Total	38,367	135.9949	5,217,717.18	46,500	153.9871	7,160,401.97	6,336,223.78	84,867	136.1417	11,553,940.96

Since the announcement of the buyback program dated 28 December 2018 till 14 June 2019, the total invested consideration has been:

•	Euro 92,098,640.55 for No. 816,899 common shares purchased on the MTA

•	USD 37,192,769.78 (Euro 33,182,578.89*) for No. 255,559 common shares purchased on the NYSE resulting in total No. 6,822,040 common shares held in treasury as of 14 June 2019. As of the same date, the Company held 2.65% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Ferrari N.V.
Amsterdam, the Netherlands
Registered Office:
Via Abetone Inferiore N.4,
I -41053 Maranello, (MO) Italy
Dutch trade register number: 64060977

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (http://corporate.ferrari.com/en/investors/stock-and-shareholder-corner/buyback-programs).

For further information:
tel.: +39 0536 949337
Email: media@ferrari.com
www.ferrari.com

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